Exhibit (a)(1)(I)
Motorola, Inc.
Stock Option Exchange Program
Form of Emails to Employees with Initial Login ID
and Password information
Subject: MotorolaOptionExchange.com Login Information
From: no-reply@motorolaoptionexchange.com
Date:
To:
The Motorola Stock Option Exchange Program (the “Program”) allows you to share in the rewards of Motorola’s future success. The Program permits Eligible Employees to voluntarily exchange certain Eligible Options currently held for fewer Replacement Options with a lower Exercise Price, new vesting schedule, and new terms and conditions.
The full terms of the Program are described in the Offer to Exchange and all of the related documents, which you can access through the Facts page at https://www.MotorolaOptionExchange.com/facts.
Certain of these documents are filed as exhibits to the Motorola Schedule TO-Tender Offer Statement. You also can access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.
The Exchange Period will be from 14 May 2009 at 8:30 a.m. U.S. Central time to 12 June 2009 at 3:00 p.m. U.S. Central time. However, the Exchange Period could be extended. If an extension occurs, we’ll notify you.

How to Participate
If you’d like to participate in this Program or would like to model possibilities to make your decision, you’ll need to go to the Stock Option Exchange website and enter a unique Login ID and password. This email message is one of two you’ll receive providing you with instructions on how to log in to the website.
YOUR LOGIN ID IS:
You can log in to the Stock Option Exchange website at https://www.MotorolaOptionExchange.com to make, change or withdraw an election before 12 June 2009 at 3:00 p.m. U.S. Central time.
Shortly following receipt of this email message, you’ll receive a second email message with your password. If you do not receive a second email message containing your password within 24 hours, go to https://www.MotorolaOptionExchange.com to request a new password.
Once you’ve logged in to the Stock Option Exchange website for the first time, you’ll be asked to reset your password.
The Program is voluntary and can be completed in three steps:
1 — Get the Facts
2 — Model the Possibilities
3 — Exchange Your Options
You can make, change or withdraw your election anytime during the Exchange Period. However, please note that once the Exchange Period closes, you cannot change your election. There will be no exceptions. If you do not exchange, you’ll retain your current Eligible Options with their existing Exercise Prices, vesting schedules, and other terms and conditions.
If you elect to make an exchange, a confirmation will be sent to your email address following the transaction.

INITIAL PASSWORD
Subject: MotorolaOptionExchange.com Password Information
From: no-reply@motorolaoptionexchange.com <no-reply@motorolaoptionexchange.com>
Date:
To:
Welcome to the Motorola Stock Option Exchange Program. You already should have received your Login ID. If you do not receive an email message containing your Login ID within 24 hours, go to https://www.MotorolaOptionExchange.com to request your Login ID.
YOUR PASSWORD IS:
You can log in to the Stock Option Exchange website at https://www.MotorolaOptionExchange.com to make an election from 14 May 2009 at 8:30 a.m. U.S. Central time to 12 June 2009 at 3:00 p.m. U.S. Central time. However, the Exchange Period could be extended. If an extension occurs, we’ll notify you.
The full terms of the Program are described in the Offer to Exchange and all of the related documents, which you can access through the Facts page at https://www.MotorolaOptionExchange.com/facts.
Certain of these documents are filed as exhibits to the Motorola Schedule TO-Tender Offer Statement. You also can access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.